SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 23, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains certain updated risk factors relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Issuer Group”), and is being incorporated by reference into the Registration Statement with File Nos. 333-162219 and 333-162219-01.  This Report on Form 6-K is supplemental to, and should be read in conjunction with, the Report on Form 6-K containing updated risk factors and details of recent developments disclosure filed with the Securities and Exchange Commission on August 13, 2010.

RISK FACTORS

Prospective investors should consider carefully the risk factors and as set out below as well as the other information set out elsewhere in the Registration Statement (including any other documents incorporated by reference therein) and reach their own views prior to making any investment decision with respect to any securities issued by RBSG or RBS (the “Securities”).

Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBS and RBSG and cause RBS’s and RBSG’s future results to be materially different from expected results. RBS’s and RBSG’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties RBS and RBSG face. RBS and RBSG have described only those risks relating to their operations that they consider to be material. There may be additional risks that RBS and RBSG currently consider not to be material or of which they are not currently aware, and any of these risks could have the effects set forth above. Each of the risks highlighted below are contingencies which may or may not occur and RBS and RBSG are not in a position to express a view on the likelihood of any such contingency occurring. Investors should note that they bear RBS’s and RBSG’s solvency risk. Each of the risks highlighted below could have a material adverse effect on the amount of principal and interest which investors will receive in respect of the Securities. In addition, each of the risks highlighted below could adversely affect the trading price of the Securities or the rights of investors under the Securities and, as a result, investors could lose some or all of their investment.

RBS is a principal operating subsidiary of RBSG and accounts for a substantial proportion of the consolidated assets, liabilities and operating profits of RBSG. Accordingly, those risk factors which relate to RBSG and the Group will also be of relevance to RBS and the Issuer Group.

Risks relating to the Group

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the United Kingdom Government, the governments of the other EU member states and the United States Government, have intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the United States and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including RBSG and RBS, and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states may lead to the issuance of significant volumes of debt by these member states, including Greece and Ireland, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, having a negative impact on the Group’s earnings and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group’s exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the United States, the United Kingdom and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price, basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-U.S. dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of RBSG’s non-United

Kingdom subsidiaries (principally Citizens Financial Group, Inc. (“Citizens”), The Royal Bank of Scotland N.V. (“RBS N.V.”) and RBS Securities Inc.) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the aforementioned first order risks. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government’s credit ratings

RBSG, RBS and other Group members have been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly RBS) would further increase its borrowing costs, require the Group, including the Issuer Group, to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the Group through HM Treasury’s guarantee scheme (announced by the United Kingdom Government on October 8, 2008) (the “Credit Guarantee Scheme”), any downgrade in the United Kingdom Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. Standard & Poor’s reaffirmed the United Kingdom Government’s AAA rating with stable outlook on October 26, 2010 and Moody’s reaffirmed the United Kingdom Government’s AAA rating on May 7, 2010. Fitch reaffirmed the United Kingdom Government’s stable outlook on July 31, 2009 and Moody’s reiterated the United Kingdom Government’s stable outlook on June 27, 2010. Credit ratings of RBSG, RBS, ABN AMRO Holding N.V. (which was renamed “RBS Holdings N.V.” on April 1, 2010) (“RBS Holdings N.V.”), RBS N.V. (which was renamed from “ABN AMRO Bank N.V.” on February 6, 2010), Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s and RBS’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a negative impact on the Group’s earnings and financial condition or result in a loss of value in the Securities.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B Shares, the grant of the Contingent Subscription (as described and defined in the Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2010 containing updated risk factors and details of recent developments disclosure relating to RBSG) and the previous placing and open offers was to allow the Group to strengthen its capital position. The FSA’s liquidity policy statement issued in October 2009 states that firms must hold sufficient eligible securities to survive a liquidity stress and this will result in banks holding a greater amount of government securities, to ensure that these institutions have adequate liquidity in times of financial stress.

On December 17, 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled “Strengthening the resilience of the banking sector”. On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G20 leaders after the G20 Summit in Seoul in November 2010. On December 16, 2010, the Basel Committee published the Basel III rules in documents entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” (containing the reforms relating to capital) and “Basel III: International framework for liquidity risk measurement, standards and monitoring” (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2% (before the application of regulatory adjustments) to 4.5% (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4% to 6%. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8%. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board . The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. The Basel Committee has committed to complete by early 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on January 1, 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of Ordinary Shares or B Shares and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional

Core Tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of Ordinary Shares and diluting the ownership of existing shareholders of RBSG. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5% at any time before December 31, 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for December 31, 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. As provided in the Acquisition and Contingent Capital Agreement (as described and defined in the Report on Form 6-K filed with the SEC on August 13, 2010 containing updated risk factors and details of recent developments disclosure relating to RBSG), the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment.  For further details of these restrictions, see “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share” in the Report on Form 6-K filed with the SEC on August 13, 2010 containing updated risk factors and details of recent developments disclosure relating to RBSG.

As at September 30, 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 12.5% and 10.2%, respectively, calculated in accordance with FSA definitions (as set out in the interim report on Form 6-K filed with the SEC on December 15, 2010, which includes the third quarter 2010 results of RBSG). Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Jan Cargill
Name:	Jan Cargill
Title:	Deputy Group Secretary

December 23, 2010